UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)


                               DOR BioPharma, Inc.
                               -------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    258094101
                                 --------------
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                            Lindsay A. Rosenwald, MD
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 12, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)

--------------------------------------------------------------------------------
CUSIP NO. 258094101               SCHEDULE 13D
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Lindsay A. Rosenwald, M.D.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)

         OO (see Item 3 below)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
            NUMBER OF SHARES              7         SOLE VOTING POWER
          BENEFICIALLY OWNED BY                     0
          EACH REPORTING PERSON
                  WITH
--------------------------------------------------------------------------------
                                          8         SHARED VOTING POWER
                                                    3,399,684
--------------------------------------------------------------------------------
                                          9         SOLE DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    3,399,684
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,399,684

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)

         IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            CUSIP NO258094101                            SCHEDULE 13D
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Paramount Capital Asset Management, Inc.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)

         OO (see Item 3 below)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY   7         SOLE VOTING POWER
          EACH REPORTING PERSON                     None
                  WITH
--------------------------------------------------------------------------------
                                          8         SHARED VOTING POWER
                                                    3,399,684
--------------------------------------------------------------------------------
                                          9         SOLE DISPOSITIVE POWER
                                                    None
--------------------------------------------------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    3,399,684
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,399,684

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)

         CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 258094101              SCHEDULE 13D
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Aries Select, Ltd.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)

         OO (see Item 3 below)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
             NUMBER OF SHARES              7         SOLE VOTING POWER
          BENEFICIALLY OWNED BY                      None
          EACH REPORTING PERSON
                   WITH
--------------------------------------------------------------------------------
                                           8         SHARED VOTING POWER
                                                     2,362,652
--------------------------------------------------------------------------------
                                           9         SOLE DISPOSITIVE POWER
                                                     None
--------------------------------------------------------------------------------
                                           10        SHARED DISPOSITIVE POWER
                                                     2,362,652
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,362,652

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)

         OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 258094101              SCHEDULE 13D
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Aries Select Domestic I, LLC

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)

         OO (see Item 3 below)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
            NUMBER OF SHARES              7         SOLE VOTING POWER
          BENEFICIALLY OWNED BY                     None
          EACH REPORTING PERSON
                  WITH
--------------------------------------------------------------------------------
                                          8         SHARED VOTING POWER
                                                    1,052,748
--------------------------------------------------------------------------------
                                          9         SOLE DISPOSITIVE POWER
                                                    None
--------------------------------------------------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    1,052,748
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,052,748

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)

         OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 258094101               SCHEDULE 13D
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Aries Select Domestic II, LLC

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)

         OO (see Item 3 below)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
NUMBER OF SHARES                          7         SOLE VOTING POWER
BENEFICIALLY OWNED BY                               None
EACH REPORTING PERSON
WITH
--------------------------------------------------------------------------------
                                          8         SHARED VOTING POWER
                                                    20,284
--------------------------------------------------------------------------------
                                          9         SOLE DISPOSITIVE POWER
                                                    None
--------------------------------------------------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    20,284
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,284

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)

         OO

--------------------------------------------------------------------------------

      This Amendment No. 9 amends and supplements the following items of the Statement on Schedule 13D filed by certain of the reporting persons, dated September 8, 1995, as amended to date (the "Schedule").

Item 2.  Identity and Background

      Item 2 is hereby amended in its entirety to read as follows:

      (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("PCAM"), Aries Select, Ltd. ("Aries Select"), Aries Select, LLC ("AS1") and Dr. Lindsay A. Rosenwald (together with PCAM and Aries Select the "Aries Reporting Persons"), Aries Select II, LLC ("AS2"), Aries Domestic Fund, L.P. ("ADF1"), The Aries Master Fund II, a Cayman Island exempted company ("AMF2"), and Aries Domestic Fund II, L.P. ("ADF2" and, together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Filing Persons have made, and will continue to make, their own investment decisions.

      (b) The business address of Dr. Rosenwald, PCAM, Aries Select, AS1, AS2, Aries Domestic and Aries Domestic II is 787 Seventh Avenue, 48th Floor, New York, New York 10019. The business address for Aries Select and AMF2 is c/o Fortis Fund Services, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of PCAM,1 a Subchapter S corporation incorporated in the State of Delaware. PCAM is the managing member of each of AS1 and AS2, the General Partner of Aries Domestic and Aries Domestic II, each a limited partnership organized under the laws of Delaware and the investment manager to AMF2 and Aries Select2, each a Cayman Island exempted company.

      (d) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or funding any violation with respect to such laws.

      (f)   Dr. Rosenwald is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

      On February 12, 2004 the Dr. Rosenwald engaged in the following transactions:

-------------
1 Please see Exhibit B, filed herewith, indicating the executive officers and directors of PCAM and providing information called for by Items 2-6 of this statement as to said officers and directors.

2 Please see Exhibit C indicating the executive officers and directors of AMF2 and Aries Select and providing information called for by Items 2-6 of this statement as to said officers and directors.

      (a) the Reporting Person transferred 176,481 shares of Common Stock of the Issuer and warrants to purchase 1,787,058 shares of Common Stock of the Issuer to the Lindsay A. Rosenwald 2000 Irrevocable Indenture of Trust (the "Trust");

      (b) Paramount Capital Drug Development Holdings, LLC, of which the Reporting Person is the sole member, transferred 682,774 shares of Common Stock to the Trust; and

      (c) June Street Corporation and Huntington Street Corporation, for which the Reporting Person is the sole stockholder, each transferred 13,572 shares of Common Stock to the Trust, and .

            The Reporting Person does not control the right to vote or dispose of the shares held by the Trust. As such, disclaims beneficial ownership over such shares for purposes of Section 13d of the Securities Exchange Act of 1934. The transactions reported herein reduced the number of shares over which the Dr. Rosenwald has voting and dispositive control by 2,673,457 shares of Common Stock.


Item 4.  Purpose of Transaction.

            The Reporting Parties acquired Shares as an investment in the Issuer.

            Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Shares and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
            Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

            (a) As of February 12, 2004, Dr. Rosenwald beneficially owned 3,399,684 Shares or 9.7% of the total amount of Shares outstanding assuming the exercise of all of the securities held by the following:

                                           Percent            Amount Owned
                                           -------            ------------
                  Aries Select              6.7%              2,214,493 Shares
                                                              112,159 warrants to purchase Shares

                  Aries I                   3.0%              996,215 Shares and
                                                              56,533 warrants to purchase Shares

                  Aries II                  0.0%              20,284 Shares

                  PCDDH                     0.0%              0 Shares

                  June Street               0.0%              0 Shares

                  Huntington Street         0.0%              0 Shares

            (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Select, Aries I and Aries II.

            (c) Other than the transactions reported in Item 3 above, the Reporting Parties have not engaged in any transactions in Shares during the past 60 days.

            (d) (i) Dr. Rosenwald, as the sole shareholder of PCAM, has the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by PCAM in accordance with his ownership interests in PCAM.

                  (ii) The interest holders of AS1 have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of AS1, in accordance with their membership interests in Aries I.

                  (iii) The members of AS2 have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of AS2 in accordance with their membership interests in AS2.

                  (iv) The shareholders of Aries Select have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aries Select in accordance with their ownership interests in Aries Select.

            (e) On February 13, 2004, Aries Select, AS1 and AS2 and ceased to be members of a group under section 13D(3) under the Securities Exchange Act of 1934 with respect to securities of the Issuer.


Item 7. Material to be Filed as Exhibits:

Exhibit A -     Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
                Aries Select and Aries I to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B -     List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -     List of executive officers and directors of Aries Select and
                Aries II and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -     List of executive officers and directors of Aries I and
                information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   February 12, 2004
         New York, NY             By  /s/ Lindsay A. Rosenwald, M.D.
                                      ---------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                      ARIES SELECT DOMESTIC I, LLC

                                      By:  Paramount Capital Asset Management, Inc.
                                           Managing Member

Dated:   February 12, 2004
         New York, NY                By  /s/ Lindsay A. Rosenwald, M.D.
                                         ---------------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         Chairman


                                     ARIES SELECT DOMESTIC II, LLC

                                     By:  Paramount Capital Asset Management, Inc.
                                          General Partner


Dated:   February 12, 2004
         New York, NY                By  /s/ Lindsay A. Rosenwald, M.D.
                                         ---------------------------------------
                                         Chairman


                                     ARIES SELECT, LTD.

                                     By:  Paramount Capital Asset Management, Inc.
                                            Investment Manager


Dated:   February 12, 2004
         New York, NY                By  /s/ Lindsay A. Rosenwald, M.D.
                                         ---------------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         Chairman


Dated:   February 12, 2004
         New York, NY                By  /s/ Lindsay A. Rosenwald, M.D.
                                         ---------------------------------------
                                         Lindsay A. Rosenwald, M.D.

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

                  The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of DOR BioPharma, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   February 12, 2004
         New York, NY            By  /s/ Lindsay A. Rosenwald, M.D.
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


                                     ARIES SELECT DOMESTIC I, LLC
                                     By:  Paramount Capital Asset Management, Inc.
                                          Managing Member

Dated:   February 12, 2004
         New York, NY                By  /s/ Lindsay A. Rosenwald, M.D.
                                         ---------------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         Chairman


                                     ARIES SELECT DOMESTIC II, LLC
                                     By:  Paramount Capital Asset Management, Inc.
                                          General Partner

Dated:   February 12, 2004
         New York, NY                By  /s/ Lindsay A. Rosenwald, M.D.
                                         ---------------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         Chairman


                                     ARIES SELECT, LTD.

                                     By:  Paramount Capital Asset Management, Inc.
                                          Investment Manager

Dated:   February 12, 2004
         New York, NY                By  /s/ Lindsay A. Rosenwald, M.D.
                                         ---------------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         Chairman


Dated:   February 12, 2004
         New York, NY                By  /s/ Lindsay A. Rosenwald, M.D.
                                         ---------------------------------------
                                         Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:


                                             PRINCIPAL OCCUPATION
         NAME                                   OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.      Chairman of the Board of Paramount Capital Asset
                                Management, Inc., Paramount Capital Investments,
                                LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.            President of Paramount Capital Asset Management,
                                Inc., Paramount Capital Investments, LLC and
                                Paramount Capital, Inc.

Peter Morgan Kash               Director of Paramount Capital Asset Management,
                                Inc., Senior Managing Director, Paramount
                                Capital, Inc.

Dr. Yuichi Iwaki                Director of Paramount Capital Asset Management,
                                Inc., Professor, University of Southern
                                California School of Medicine

Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the Managing Member of Aries I and Aries II is as follows:


                                                      PRINCIPAL OCCUPATION
         NAME                                             OR EMPLOYMENT

Paramount Capital Asset Management, Inc.               Investment Manager

Exhibit B is hereby incorporated by reference.


Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D


         The name and principal occupation or employment, which in each instance is with Aries Select, Ltd. ("Aries Select") located at c/o Fortis Fund Services (Cayman), P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman, of each executive officer and director of Aries Trust is as follows:

                                                         PRINCIPAL OCCUPATION
         NAME                                               OR EMPLOYMENT

Paramount Capital Asset Management, Inc.                 Investment Manager

Fortis Fund Services (Cayman)                            Administrator

Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Select's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.